Results of Annual Stockholder Meeting held on March 14, 2013

1.) 	Election of Directors  The stockholders of the Fund elected Michael F.
Holland and Li Jin as Class II directors each to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2016.

				For 			Withheld
Michael F. Holland		11,709,123 		427,135
Li Jin		 		11,813,479		322,779